UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

02128L106

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L106
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,939,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,939,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14.	TYPE OF REPORTING PERSON HC

*	Based on 32,368,112 shares of common stock, par value $0.0001 (the “Common Stock”), of Alta Equipment Group Inc. (the “Issuer”) outstanding as of July 20, 2023 as reported by the Issuer on its Form 424B5 filed with the U.S. Securities and Exchange Commission on July 20, 2023 (the “Prospectus Supplement”).

CUSIP No. 02128L106
1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,160,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,160,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14.	TYPE OF REPORTING PERSON BD

*	Based on 32,368,112 shares of Common Stock of the Issuer outstanding as of July 20, 2023 as reported by the Prospectus Supplement.

CUSIP No. 02128L106
1	NAME OF REPORTING PERSONS BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,779,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,779,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,779,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 32,368,112 shares of Common Stock of the Issuer outstanding as of July 20, 2023 as reported by the Prospectus Supplement.

CUSIP No. 02128L106
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 653,454
	8	SHARED VOTING POWER 3,939,763
	9	SOLE DISPOSITIVE POWER 653,454
	10	SHARED DISPOSITIVE POWER 3,939,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,593,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON IN

*	Based on 32,368,112 shares of Common Stock of the Issuer outstanding as of July 20, 2023 as reported by the Prospectus Supplement.

This Amendment No. 11 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, as amended by Amendment No. 1 and Amendment No. 2 filed on February 24, 2020 and Amendment No. 3 filed on March 3, 2020 and Amendment No. 4 filed on March 17, 2020, Amendment No. 5 filed on March 11, 2021, and Amendment No. 6 filed on March 23, 2021, and Amendment No. 7 filed on October 28, 2021, and Amendment No. 8 filed on February 8, 2022, and Amendment No. 9 filed on May 6, 2022, and Amendment No. 10 filed on April 18, 2023 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Alta Equipment Group Inc., a Delaware corporation (the “Issuer or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 20, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with D.A. Davidson & Co. and B. Riley Securities, Inc., as the representatives of the underwriters (the “Representatives”), and BRF Investments, LLC (the “Selling Stockholder”), relating to an underwritten secondary offering (the “Secondary Offering”) of 2,200,000 shares (the “Offered Shares”) of its common stock, par value $0.0001 per share (the “Common Stock”). The Secondary Offering was made pursuant to the Company’s resale shelf registration statement, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2020 and initially declared effective on April 3, 2020, as amended by Post-Effective Amendment No. 1, filed with the SEC on July 1, 2021 and declared effective on July 12, 2021. The Selling Stockholder also granted the Representatives a 30-day option to purchase up to 330,000 additional shares of Common Stock. All of the shares of Common Stock were sold by the Selling Stockholder and the Company did not issue any new shares of Common Stock in connection with the Secondary Offering. The price to the public in the Secondary Offering is $16.25 per share and pursuant to the Underwriting Agreement, the Representatives have agreed to purchase the Shares from the Selling Stockholder at a price of $15.4375 per share. The Selling Stockholder is an affiliate of B. Riley Securities, Inc.

On July 25, 2023, the Selling Stockholder completed the sale of the Offered Shares. The Selling Stockholder received net proceeds of approximately $34.0 million, after deducting the estimated offering expenses payable by the Company and the Representatives’ discounts and commissions.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a)	and (b)

1.	As of the date hereof, BRS beneficially owns directly 1,160,134 shares of Common Stock, representing 3.6% of the Issuer’s Common Stock, and BRFI beneficially owns directly 2,779,629 shares of Common Stock, representing 8.6% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS and BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS and BRFI.

3.	Bryant R. Riley may be deemed to indirectly beneficially own 653,454 shares of Common Stock representing 2.0% of the Issuer’s Common Stock, of which (i) 624,596 shares are held jointly with his wife, Carleen Riley, and (ii) 24,610 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (iii) 1,062 shares are held as sole custodian for the benefit of Abigail Riley, (iv) 1,062 shares are held as sole custodian for the benefit of Charlie Riley, (v) 1,062 shares are held as sole custodian for the benefit of Eloise Riley, and (vi) 1,062 shares are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 3,939,763 shares of Common Stock, representing 12.2% of the Issuer’s Common Stock outstanding held directly by BRS and BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS, BRFI, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
12	Underwriting Agreement, dated July 20, 2023, by and among the Company, the Representatives and the Selling Stockholder (filed as Exhibit 1.1 to the Issuer’s Form 8-K filed on July 25, 2023)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2023

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher[1] Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin[2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Senior Member of the Legal team at Creative Artists Agency, a leading global entertainment and sports agency	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Thomas J. Kelleher directly owned 15,000 shares of Common Stock. The aggregate purchase price of the 15,000 shares of Common Stock that were purchased by Thomas J. Kelleher with personal funds is approximately $153,678. Thomas J. Kelleher has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert L. Antin directly owned 44,025 shares of Common Stock. The aggregate purchase price of the 44,025 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $307,741. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
7/21/2023	Sale	2,200,000	$16.25	BRF Investments, LLC